Exhibit 99.1

Alpha Tau Medical Announces Full Year 2022 Financial Results and Provides Corporate Update

- Opened U.S. pivotal trial in recurrent cutaneous squamous cell carcinoma, which began enrolling patients in March -

- Received Health Canada approval to initiate a liver cancer feasibility trial -

-Pursued supply chain expansion in Israel, the U.S. and Japan, including increases in radioactive license capacities -

- Cash & equivalents balance of $105.4 million, with runway for at least two years -

JERUSALEM, March 9, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, reported full year 2022 financial results and provided a corporate update.

“We are proud of the team’s significant accomplishments in 2022, an important year during which we announced 100% complete response in our pilot U.S. trial in skin cancer, initiated our pivotal U.S. trial in recurrent cutaneous squamous cell carcinoma (ReSTART), and raised $104 million during our combination with Healthcare Capital Corp. During this time, we meaningfully advanced our strategy to examine the use of Alpha DaRT in treating internal organs, including initiating our first treatment of prostate cancer and developing multiple local delivery technologies, and we positioned our business and manufacturing operations for future global expansion and commercialization,” stated Alpha Tau CEO Uzi Sofer. “We also gained further meaningful visibility within the medical and academic communities via a series of data publications in key journals and scientific presentations. In 2023, we are focused on conducting our ReSTART trial, clinically examining the treatment of internal organ tumors with high unmet need, including pancreatic and liver cancers, and on building a focused commercial organization and beginning pre-launch activities. We remain well capitalized to support these activities and to deliver on important milestones later in the year and in 2024.”

Recent Corporate Highlights:

●	Initiated and treated first patients in the Company’s U.S. multi-center pivotal ReSTART trial.

●	Received Health Canada approval to initiate a liver cancer feasibility trial in March 2023.

●	Received an amended radioactive license approval from the Israeli Ministry of Environmental Protection that could expand production to up to 300,000 Alpha DaRT sources per year in the Company’s main manufacturing facility in Jerusalem.

●	Received approvals from the Israeli Ministry of Environmental Protection and the Animal Testing Council at the Israeli Ministry of Health to conduct pre-clinical experiments using mice and rats, to enable the continued exploration of potential combinations between the Alpha DaRT and systemic therapies.

Upcoming Milestones

●	Targeting recruitment in the Canadian feasibility trial in pancreatic tumors to begin in the first half of 2023.

●	Planning to begin an Israeli feasibility trial in pancreatic tumors in the first half of 2023.

●	Targeting recruitment in our clinical trial at Cambridge University Addenbrooke’s Hospital for treatment of SCC of the vulva to begin by the second half of 2023.

●	Currently compiling longer-term data from patients treated with the Alpha DaRT for skin, superficial or head and neck tumors, which we may submit for publication in a scientific journal by the end of 2023.

●	Examining an expansion in 2023 of our ReSTART trial under the Breakthrough Device Designation into other adjacencies, such as immunosuppressed patients.

●	Targeting completion of patient recruitment for the ReSTART trial by Q1 2024.

Financial results for the full year ended December 31, 2022

R&D expenses for the year ended December 31, 2022 were $20.9 million, compared to $11.4 million in 2021, due to increased employee headcount, compensation and benefits, including share-based compensation, increased operating costs, and increased pre-clinical study and clinical trial expenses, particularly in preparation for our ReSTART trial.

Marketing expenses for the year ended December 31, 2022 were $1.0 million, compared to $0.5 million for 2021 due to increased employee headcount, compensation and benefits, including share-based compensation and the hiring of our chief commercial officer.

G&A expenses for the year ended December 31, 2022 were $10.3 million, compared to $1.9 million for 2021, due to costs associated with our financing transaction in the first quarter of 2022 and the transition to a public company, increased professional fees (including D&O insurance), and increased employee headcount, compensation and benefits, including share-based compensation.

Financial expenses, net, for the year ended December 31, 2022 were $1.6 million, compared to $13.5 million for 2021, due to lower expense from revaluation of warrants, an increase in interest from bank deposits, finance income from lease liabilities and changes in foreign exchange rates.

For the year ended December 31, 2022, the Company had a net loss of $33.8 million, or $0.53 per share, compared to a net loss of $27.3 million, or $0.67 per share, in 2021.

Balance Sheet Highlights

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash and deposits in the amount of $105.4 million, compared to $31.9 million as of December 31, 2021 and $108.5 million as of September 30, 2022. The Company expects that this cash balance will be sufficient to fund operations for at least two years.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) Alpha Tau’s ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s Annual Report on Form 20-F filed with the SEC on March 9, 2023, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2021	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,236	$5,836
Restricted cash	618	850
Short-term deposits	8,080	98,694
Prepaid expenses and other receivables	707	1,097

Total current assets	32,641	106,477

LONG-TERM ASSETS:
Long term prepaid expenses	2,028	391
Property and equipment, net	7,546	7,471
Right-of-use asset	-	5,810

Total long-term assets	9,574	13,672

Total assets	$42,215	$120,149

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2022
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY

CURRENT LIABILITIES:
Trade payables	$1,203	$1,423
Other payables and accrued expenses	3,202	2,246
Current maturities of operating lease liabilities	-	669

Total current liabilities	4,405	4,338

LONG-TERM LIABILITIES:
Warrants liability	-	5,630
Warrants to Convertible Preferred shares	18,623	-
Operating lease liabilities	-	4,524

Total liabilities	23,028	14,492

COMMITMENTS AND CONTINGENCIES

CONVERTIBLE PREFERRED SHARES OF NO-PAR VALUE PER SHARE – Authorized: 25,348,176 shares and 0 as of December 31, 2021 and 2022, respectively; Issued and outstanding: 13,739,186 and 0 shares as of December 31, 2021 and 2022, respectively	53,964	-

SHAREHOLDERS’ (DEFICIENCY) EQUITY:
Ordinary shares of no-par value per share – Authorized: 72,423,360 and 362,116,800 shares as of December 31, 2021 and 2022, respectively; Issued and outstanding: 40,528,913 and 69,105,000 shares as of December 31, 2021 and 2022, respectively	-	-
Additional paid-in capital	18,063	192,259
Accumulated deficit	(52,840)	(86,602)

Total shareholders’ (deficiency) equity	(34,777)	105,657

Total liabilities, Convertible Preferred shares and shareholders’ (deficiency) equity	$42,215	120,149

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020		2021	2022

Research and development, net		$7,544	$11,447	$20,890

Marketing expenses		288	482	974

General and administrative		1,412	1,861	10,272

Total operating loss		9,244	13,790	32,136

Financial (income) expenses, net		(520)	13,474	1,606

Loss before taxes on income		8,724	27,264	33,742

Tax on income		158	7	20

Net loss		8,882	27,271	33,762

Net comprehensive loss		$8,882	$27,271	$33,762

Net loss per share, basic and diluted		$(0.22)	$(0.67)	$(0.53)

Weighted-average shares used in computing net loss per share, basic and diluted	*)	40,274,935	40,534,697	63,534,875

*)	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022. See also Note 10, Shareholders’ Deficiency, for details.